SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

PT Announces the Creation of Asia PT and an Investment of Euro 15 million in Asia

Lisbon, Portugal, 28 July 2005 - Portugal Telecom, SGPS, S.A. (PT), through its subsidiary PT Investimentos Internacionais, announces today that it has created a sub-holding Asia PT, which will aggregate all the businesses that PT currently manages in the Asian continent, as part of the Group’s ongoing investment and streamlining of businesses.

Asia PT will manage all the subsidiaries that PT operates in the Asian continent - CTM, TV Cabo Macau, Directel Macau, Telesat and Timor Telecom – being simultaneously the vehicle for growth in this region.

PT will invest approximately Euro 10 million in the creation of China Pathway Logistics (CPL), resulting in a 66% stake in the company. CPL will be the partner of the Ministry of Transportation of the Chinese Government in the Archway Joint Venture, which will guarantee the location based services rendered in all the Chinese territory. Preliminary forecasts show that Archway, which will be 70%-owned by CPL, will have over 300 thousand customers by the end of 2008, with revenues of approximately Euro 100 million.

Additionally, PT will invest around Euro 5 million to reinforce its operations in Macau, namely to develop content business, to consolidate the Pay TV market and to identify diversification opportunities. This investment includes the subscription of unpaid capital in TV Cabo Macau, increasing PT’s stakes to 87.5% .

The creation of Asia PT should result in significant operational benefits, through a more integrated management of the assets in the region, leveraging on an improved financial structure.

Asia PT is well positioned to benefit from the outstanding growth opportunity of the Asian continent. Given PT’s expertise and proven know-how, PT expects that its current and future operations should be well positioned to capture a significant portion of this growth, with the partnership with the Ministry of Transportation of the Chinese Government, announced today, being a crucial element.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTCO.IN and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2005

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.